PURE NICKEL INC.
95 Wellington St W, Suite 900, PO Box 28, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com

TSX Trading Symbol:	NIC
Total Shares Outstanding:	67.766 million
Fully Diluted:	92.410 million
52-Week Trading Range:	C$1.16 - $0.09

FOR IMMEDIATE RELEASE: September 11, 2008

PURE NICKEL RECEIVES ENCOURAGING RESULTS FROM ITS OPTION PARTNER ON HPM/FORGUES PROPERTY

TORONTO, SEPTEMBER 11, 2008 – Pure Nickel Inc., (TSX-NIC, OTCBB-PNCKF) has been advised by Manicouagan Minerals of the latest drill results from the HPM/Forgues property, Québec.  Manicouagan Minerals is currently earning into the HPM/Forgues property under an option/joint venture agreement with Pure Nickel and is the operator of the project.  The following is Manicouagan’s press release:

MANICOUAGAN MINERALS - DRILLING ON HPM/FORGUES CONTINUES TO RETURN SIGNIFICANT NICKEL/COPPER/COBALT ASSAYS -
INCLUDING 43.18 METRES GRADING 1.74% NICKEL AND 0.90% COPPER IN HOLE HPM-08-03

TORONTO, SEPTEMBER 11, 2008 - Manicouagan Minerals Inc. (“MAM”) (TSXV – MAM) is pleased to announce additional diamond drill results from its Barre de Fer Prospect, part of the HPM/Forgues property located in Mid-North Québec.

Diamond drill hole HPM-08-03 (collared at -60 degrees) intersected 43.18 metres grading 1.74% nickel, 0.90% copper and 904 ppm (parts per million) cobalt (between 79.82 to 123.00 metres) including 12.04 metres which assayed 2.35% nickel, 0.88% copper and 1118 ppm cobalt (between 100.71 and 112.75 metres).

Diamond drill hole HPM-08-04 (collared from the same location as hole HPM-08-03 at -45 degrees) intersected 15.06 metres grading 1.72% nickel, 0.66% copper and 888 ppm cobalt (between 47.73 to 62.79 metres).  Hole HPM-08-04 also contained three other intercepts further down the hole including 4.05 metres grading 2.31% nickel, 1.35% copper and 1131 ppm cobalt (144.17 to 148.22 metres).

The results for Holes HPM-08-03 and 04 are set out in the table below:

	(metres)%					ppm
Hole ID	From	To	Interval	Nickel	Copper	Cobalt
HPM-08-
03	79.82	123.00	43.18	1.74	0.90	904
Incl.	85.16	95.72	10.56	2.15	1.17	1144
Incl.	100.71	112.75	12.04	2.35	0.88	1118
HPM-08-
04	47.73	62.79	15.06	1.72	0.66	888
Incl.	55.66	62.79	7.13	2.31	0.76	1130
and	125.40	130.50	5.10	1.23	0.47	636
and	136.75	139.40	2.65	2.08	1.24	1072
and	144.17	148.22	4.05	2.31	1.35	1131
Note: true widths are unknown 10,000 ppm equals 1%

HPM-08-03 and 04 were collared on a section approximately 107 metres northeast of previously reported drill holes HPM-01-01 and 02 which returned intercepts including 5.47 metres of 2.34% nickel, 0.97% copper and 1237 ppm cobalt (see MAM Press Release dated August 6, 2008).

A sketch showing the drill hole locations on the Barre de Fer prospect as well as a schematic cross section through drill holes HPM-08-03 and 04 are attached to this press release and can also be found at www.manicouaganminerals.com.

To date Manicouagan has drilled 11 holes (HPM-08-01 to 11) totalling 2,345 metres as it works to outline the extent of the nickel, copper and cobalt mineralization at Barre de Fer. In addition two diamond drill holes, HPM-08-12 and 13 have been drilled to test an Airborne Electromagnetic (“AEM”) conductor located 805 metres south of Barre de Fer. Assays are pending for holes HPM-08-05 to 13.

Drilling continues at Barre de Fer, and weather permitting, two nearby AEM conductors will be drill tested.

Nickel, copper and cobalt mineralization was first discovered at Barre de Fer by Xstrata Nickel (formerly Falconbridge Limited) in 2001 (see MAM Press Release dated February 21, 2008). Mineralization at Barre de Fer occurs as stringers, breccia, disseminated to massive sulphide that has been interpreted to be injected breccia veins or hydrothermally remobilized massive sulphides.

The HPM/Forgues property is located some 160 kilometres east-southeast of the Mouchalagane Nickel/Copper/PGE property.  It is situated in NTS map sheets 22 O/11and 22 O/12 and lies just east of highway 389, which runs between Baie-Comeau and Fermont, Québec.

Manicouagan has an option to earn up to a 70% interest in the HPM/Forgues property from Pure Nickel Inc. (see MAM Press Release dated November 6, 2007).

Sample Preparation, Analyses and Security

The aforementioned assay and sample information as well as geological descriptions are taken from drill logs as prepared by the project geologists for the drill program. All drill cores are BQTK in size and assays are completed on split half-cores, with the second half of the core kept for future reference. The samples are put into sealed rice bags for shipping directly to TSL Laboratories, an accredited assay laboratory, in Saskatoon, Saskatchewan. In addition to the standard quality control of the laboratory, blank samples are inserted (1 blank per 30 samples) for quality control purposes. The blank is used to detect any possible contamination at the laboratory.

Nickel, copper and cobalt concentrations are first determined by AAS initially using a 1 gram sample digested in aqua regia. In those samples where any one of the nickel, copper or cobalt concentrations as determined exceed 5,000 parts per million (equivalent to 0.5%) samples are assayed for nickel, copper and cobalt by using a 0.5 gram sample using a four acid digestion with hydrofluoric, nitric, perchloric and hydrochloric acids. Analytical services are provided by TSL Laboratories of Saskatoon. A full description of the laboratory’s analytical procedures may be viewed on their website at www.tsllabs.com

Exploration programs on the Mouchalagane Nickel/Copper/PGE property and the HPM/Forgues Nickel/Copper property are being carried out under the direct supervision of François Bissonnette, P.Geo., Senior Project Geologist for Manicouagan Minerals’ projects in Québec. François Bissonnette, P.Geo., has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101.

About Manicouagan

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties including the Brabant Lake Zinc deposit in Saskatchewan, the Mouchalagane Nickel/Copper/PGE project in Québec and the HPM/Forgues Nickel/Copper/Cobalt project in Québec.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

For further information contact:

Joseph Baylis, President and Chief Executive Officer (416) 542-3980
investorrelations@manicouaganminerals.com

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

614800E
614900E
615000E
615100E
5722900N
5722800N
5722700N
Historic drill hole
Manicouagan drill hole
0 20 40 60 80 100
metres
N
Limits of
Ni,Cu,Co Mineralization
Cross Section 0E
2007
151-06
2006
151-05
151-02
2001
2005
2004
2002
2003
151-01
151-04
HPM08-05
HPM08-03
HPM08-04
HPM08-10
HPM08-11
HPM08-06
HPM08-07
HPM08-08
HPM08-09
HPM08-01
HPM08-02
Assays
Pending
L2W
L1W
L0E
L1E
September 2008
NAD 83, UTM Zone 19
Manicouagan Minerals Inc.
HPM / Forgues Project
Barre de Fer Prospect
Drill Plan